Confidential Treatment Requested by
Bausch Health Companies Inc. pursuant to
Securities and Exchange Commission Rule 83
BHC-1

August 22, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

RE:	Bausch Health Companies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 20, 2019
File No. 1-14956

Dear Ms. Blye,

This letter sets forth the response of Bausch Health Companies Inc. (“Bausch Health” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 8, 2019, with reference to the above-referenced Form 10-K.

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via the Commission’s Electronic Data Gathering, Analysis and Retrieval system and for which the Company is requesting confidential treatment.

For the Staff’s convenience, the Staff’s comments are set forth in italics before the Company’s response.

Staff’s Comment

In its letter dated August 10, 2016, Valeant Pharmaceuticals International, Inc. stated that it had sold products into Sudan and Syria. As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Sudan and Syria in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the August 2016 letter, including contacts with their governments, whether through subsidiaries, distributors, or other direct or indirect arrangements. Please also discuss the materiality of the contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.- designated state sponsors of terrorism.

Our Response

We respectfully acknowledge the Staff’s comment. As indicated in our letter to you of August 10, 2016 (the “Prior Letter”), at that time, the Company had minimal sales into Syria and Sudan, all of which were made in accordance with applicable laws and under the requisite licenses. As further described below, since the Prior Letter, the Company’s contacts with Syria and Sudan have continued to be minimal, involving minimal sales of certain of our products by a wholly-owned subsidiary (located outside of Syria and Sudan) to third-party distributors in Syria and Sudan for medicinal and health-related purposes. All of these sales were (and any future sales will be) conducted in accordance with U.S. and other applicable laws, as well as in accordance with the Company’s own corporate policies and global trade controls that ensures compliance with applicable economic sanctions. As further described below, we operate under the requisite U.S. Department of Treasury, Office of Foreign Assets Control (OFAC) and U.S. Department of Commerce, Bureau of Industry and Security (BIS) licenses in these countries. As regards our third-party distributors in Syria and Sudan, all such third-party distributors are separate legal entities in which the Company and its affiliates have no direct or indirect equity interest or other interest and over which the Company and its affiliates have no control. In accordance with our internal policies and practices, prior to engaging third-party distributors in Syria and Sudan, the Company conducts due diligence on each such distributor and, on an ongoing basis (through certifications and contractual clauses), the Company confirms that such third-party distributors conduct themselves in compliance with applicable laws (including applicable economic sanctions and export laws and regulations).

Bausch Health and its affiliates do not have any physical presence, operations or employees in either Syria or Sudan.

Syria: The Company sells certain of its ophthalmic surgical products to one approved third-party distributor in Syria, with which the Company’s subsidiary has a distribution agreement. All sales of products into Syria are made under a license issued by the U.S. Department of Commerce, Bureau of Industry and Security (BIS) and under a general license issued by the U.S. Department of Treasury, Office of Foreign Assets Control (OFAC). As further described on Appendix A hereto, revenue from sales into Syria was minimal during 2016, 2017, 2018 and the subsequent interim period (revenue from sales was, in the aggregate, approximately [***] for this entire period) and represented an immaterial portion of total Company revenue for the applicable period (less than 0.001% of total consolidated revenues). The Company has no assets or liabilities in Syria. To the best of the Company’s knowledge after due inquiry, the Company and its affiliates have no agreements, arrangements or other contacts, whether direct or indirect, with the government of Syria or entities known to be controlled by the government of Syria, other than (i) interactions that are ordinarily incidental and necessary to comply with applicable local requirements relating to the sale of medical products, such as the provision of information and documentation in support of product registrations and approvals, which is done by our third-party distributor, and (ii) as relates to certain intellectual property filings, as further described below.

Sudan: The Company sells certain of its pharmaceutical products, including certain dermatological products, to one approved third-party distributor in Sudan. The Company’s distribution agreement with this distributor has expired and the Company is in the process of negotiating the terms of a new agreement, which we anticipate will be entered into in the near future. In addition, the Company is negotiating an agreement with an additional distributor in Sudan, but there have been no sales to this distributor to date. All sales of products into Sudan are made under a general license issued by the U.S. Department of Treasury, Office of Foreign Assets Control (OFAC). As further described on Appendix A hereto, revenue from sales into Sudan was minimal during 2016, 2017, 2018 and the subsequent interim period (revenue from sales was, in the aggregate, approximately [***] for this entire period) and represented an immaterial portion of total Company revenue for the applicable period (less than 0.01% of total consolidated revenues). The Company has no assets or liabilities in Sudan. To the best of the Company’s knowledge after due inquiry, the Company and its affiliates have no agreements, arrangements or other contacts, whether direct or indirect, with the government of Sudan or entities known to be controlled by the government of Sudan, other than (i) interactions that are ordinarily incidental and necessary to comply with applicable local requirements relating to the sale of pharmaceutical products, such as the provision of information and documentation in support of product registrations and approvals, which is done by our third-party distributor, and (ii) as relates to certain intellectual property filings, as further described below.

Contacts with the Government - Intellectual Property Filings: During 2016, 2017, 2018 and 2019, to the best of the Company’s knowledge, after due inquiry, the Company has not made any new filings of its intellectual property (trademarks or patents) in either Syria or Sudan. However, during this period, the Company paid renewal fees in Syria and Sudan (to the applicable intellectual property offices) for the renewal of certain trademarks for certain of its products in those countries. The renewal fees paid were minimal and immaterial.

The contacts in Syria and Sudan described above are not material to the Company, either individually or in the aggregate. Appendix A hereto sets out the revenue from sales into Syria and Sudan for fiscal years 2016, 2017, 2018 and the subsequent interim period (the first and second quarters of fiscal year 2019), in both US dollars and as a percentage of the total consolidated revenue of the Company. As Appendix A clearly shows, the revenues from our sales into Syria and Sudan are de minimis and quantitatively immaterial to the Company. Similarly, the costs to administer our distribution arrangements in Syria and Sudan are also immaterial, as are the fees paid with respect to our intellectual property filings in Syria and Sudan. From a qualitative perspective, the purpose and nature of these transactions have been medicinal and health-related in nature. All transactions were conducted in full compliance with U.S. and other applicable laws and the Company operates under the necessary OFAC and BIS licenses to conduct such transactions. All sales were in arm’s-length transactions to third-party distributors, each of whom was investigated and approved in accordance with our internal policies and practices. To the best of the Company’s knowledge after due inquiry, other than minimal intellectual property filings in these countries and ordinary, incidental interactions performed by our third-party distributors to facilitate the sale of products in these countries, the Company and its affiliates have no agreements, arrangements or other contacts, whether direct or indirect, with the governments of either Syria or Sudan or entities known to be controlled by such governments. In conclusion, these sales into Syria and Sudan are not material to our past, current or anticipated future operations, either on a quantitative or qualitative basis.

We do not believe that these minimal and de minimis sales into Syria and Sudan, all of which were conducted in compliance with law, raise concerns for an adverse investor sentiment or are factors that a reasonable investor would deem important in making an investment decision in respect of the Company’s securities. Furthermore, the Company does not believe that these transactions, nor any potential associated reputational risk, represent a material investment risk to security holders. The Company also believes that these transactions would not have a material impact on its reputation or share value. Accordingly, the Company believes that no specific reference was needed in our annual report on Form 10-K for the fiscal year ended December 31, 2018. We will continue to monitor our activities in Syria and Sudan and will include appropriate disclosures in our SEC filings if we later conclude that such disclosure is required.

If you require additional information, please feel free to contact me at 908-541-5450.

Yours Truly,

/s/ Sam Eldessouky

Sam Eldessouky
SVP, Controller and Chief Accounting Officer
Bausch Health Companies Inc.

cc:     Suzanne Hayes, Assistant Director, Division of Corporation Finance
Pradip Bhaumik, Special Counsel, Division of Corporation Finance
Paul Herendeen, EVP, Chief Financial Officer of Bausch Health Companies Inc.
Christina Ackermann, EVP, General Counsel of Bausch Health Companies Inc.
Appendix A

Revenue from Sales into Syria and Sudan for Fiscal Years 2016, 2017 and 2018 and Year-to-Date Fiscal Year 2019 (First and Second Quarters)

	Revenue for 2016	Revenue for 2017	Revenue for 2018	Revenue for YTD 2019 (1st and 2nd quarters)
Syria
Revenue for Syria	[***]	[***]	[***]	[***]
Total Consolidated Company Revenue	[***]	[***]	[***]	[***]
Revenue for Syria as Percentage of Total Consolidated Company Revenue	[***]	[***]	[***]	[***]
Sudan
Revenue for Sudan	[***]	[***]	[***]	[***]
Total Consolidated Company Revenue	[***]	[***]	[***]	[***]
Revenue for Sudan as Percentage of Total Consolidated Company Revenue	[***]	[***]	[***]	[***]